SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2003

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

4 November 2003	Matav- Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

FOR IMMEDIATE RELEASE

MATAV and Israel’s Other CATV Companies to Offer Nationwide Telephony Services

        NETANYA, Israel – November 3, 2003 – Matav Cable Systems Media Ltd. NASDAQ: MATV), a leading Israeli provider of broadband cable TV services, today announced that it is preparing to introduce telephony services over the CATV network. For that purpose, the Company and its subsidiaries, together with the other Israeli CATV companies and their subsidiaries, have entered into agreements to establish a new limited partnership (the “Partnership”).

        The Partnership’s purpose will be to receive a license from the Israeli Ministry of Communication (the “License”) and to supply fixed cable telephony services inIsrael.

        In the framework of the agreements, Matav Investments Ltd., a wholly owned subsidiary of the Company, will hold approximately 26.5% of the rights in the Partnership as well as approximately 26.5% of the shares of the general partner of the Partnership.

        The exact percentage holdings of the cable companies in the Partnership and in the general partner will be determined according to their pro-rata shares of the total number of subscribers to cable TV and Internet access, as of October 31, 2003.

        According to the agreements, Matav Investments is obligated to invest in the Partnership, subject to the Partnership’s approved business plan, up to US$20.5 million during a period of three years from the receipt of the License.

        The parent cable companies (including the Company and its Cable Systems Media Haifa-Hadera Ltd. subsidiary) have guaranteed the obligations of the partners of the Partnership, according to the agreements, each with respect to its relevant subsidiary. The cable companies that own the cable network in Israel undertook to allow the Partnership to use their cable network in order to supply the telephony services in return for consideration to be agreed among them and subject to the law.

        The validity of the agreements is subject to the approvals of the cable companies’ corporate bodies. On October 29, 2003, the respective Boards of Directors of the Company and its Matav Investments and Matav Haifa-Hadera subsidiaries approved the execution of the agreements by the Company and its subsidiaries.

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s investments include 7.4 percent of Partner Communications Ltd., a GSM mobile phone company, and 10 percent of Barak I.T.C. (1995), one of the three international telephony-service providers in Israel.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, Counsel
Matav Cable Systems
Telephone: +972-9-860-2261